UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

KIMBERLY-CLARK CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	1-225	39-0394230
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

P.O. Box 619100, Dallas, Texas		75261-9100
(Address of principal executive offices)		(Zip code)

Sandra J. MacQuillan, Senior Vice President and Chief Supply Chain Officer (972) 281-1200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017

Section 1    Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Specialized Disclosure Report on Form SD of Kimberly-Clark Corporation is for the period from January 1, 2017 to December 31, 2017. Unless the context indicates otherwise, “Kimberly-Clark,” “we,” “us,” and “our” refer to Kimberly-Clark Corporation and its consolidated subsidiaries.
During 2017, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs (as defined below) are necessary to their functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten. Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.
Information about our RCOI, as well as the steps we have taken to exercise due diligence on the source and chain of custody of any 3TGs in our Covered Products, is included in our Conflict Minerals Report, which is filed as an exhibit to this Form SD. In addition, our Conflict Minerals Report is publicly available at: http://www.kimberly-clark.com/sustainability/people/CSC.aspx.
Forward-Looking Statements
This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting Kimberly-Clark. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management's expectations and beliefs. There can be no assurance that these future events will occur as anticipated.
Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2017, entitled “Risk Factors.”
Inherent Limitations on Due Diligence Procedures
As a downstream purchaser of 3TGs, or components containing 3TGs, our due diligence procedures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of such materials. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of 3TGs. We also rely, to a large extent, on information collected and provided by third parties. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.
Item 1.02    Exhibit
We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Section 2    Exhibits
Item 2.01    Exhibits
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KIMBERLY-CLARK CORPORATION

Date:	May 24, 2018	By:	/s/ Sandra J. MacQuillan
Sandra J. MacQuillan Senior Vice President and Chief Supply Chain Officer

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